FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month January 2019 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

On January 24, 2019, the Registrant announces Fourth Quarter and Fiscal Year
2018 Financial Results Conference Call

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: January 24, 2019	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Announces Fourth Quarter and Fiscal Year 2018
Financial Results Conference Call

MIGDAL HAEMEK, Israel – January 24, 2019 – TowerJazz (NASDAQ/ TASE: TSEM), the global specialty foundry leader, will issue its fourth quarter and fiscal year 2018 earnings release on Tuesday, February 19, 2019. The Company will hold a conference call to discuss its fourth quarter and fiscal year 2018 financial results and first quarter 2019 guidance on Tuesday, February 19, 2019, at 10:00 a.m. Eastern Time (09:00 a.m. Central, 08:00 a.m. Mountain, 07:00 a.m. Pacific and 05:00 p.m. Israel time).

This call will be webcasted and can be accessed through the Investor Relations section on TowerJazz’s website at http://ir.towerjazz.com/ or by calling the following numbers: U.S. Toll Free: 1-888-668-9141 | Israel: 03-918-0609 | International: +972-3-918-0609.

The teleconference will be available for replay for 90 days.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.
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Contact Information:
TowerJazz Investor Relations	GK Investor Relations
Noit Levy-Karoubi, +972 4 604 7066	Tel: 1 646 201 9246 (US) / +972 8 926 7464 (Israel)
noit.levi@towerjazz.com	towerjazz@gkir.com